Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Joby Aviation 17.MAR.2021 Joby proprietary informationJoby Aviation 17.MAR.2021 Joby proprietary information

Legal disclaimer Confidentiality and Disclosures  This presentation has been prepared solely for, and is being delivered on a confidential basis to, persons considering investing in Reinvent Technology Partners ( Reinvent ) in connection with a proposed business combination (the Business Combination ) between Reinvent and Joby Aero, Inc. (the Company ). The reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Reinvent and the Company is prohibited.  This presentation is for informational purposes and should under no circumstances be understood as an offer to sell or the solicitation of an offer to buy securities, or the solicitation of any proxy, vote, consent or approval in connection with the proposed Business Combination nor will there be any offer, solicitation, or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No such offering of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult with our own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make a decision. By accepting this presentation, each recipient agrees: (i) that the information included in this presentation is confidential and may constitute material non-public information, (ii) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain, and (iii) to use this presentation for the sole purpose of evaluating the Company, in each case pursuant to the terms of the recipient’s confidentiality obligations regarding such information.  The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Neither Reinvent nor the Company makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation is subject to change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Reinvent and is not intended to form the basis of any investment decision in Reinvent. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of the Company or Reinvent, or their respective affiliates, directors, officers, employees, members, partners, shareholders or agents makes any representation or warranty with respect to the accuracy of such information.  Reinvent and the Company have executed a letter of intent (“LOI”) with respect to the proposed Business Combination. The proposed Business Combination is subject to, among other things, the negotiation and execution of a definitive agreement providing for the Business Combination, the approval of Reinvent's shareholders, the satisfaction of the conditions stated in the LOI and other customary conditions. Accordingly, there can be no assurance that a definitive agreement will be entered into or that the proposed Business Combination will be consummated. Forward-Looking Statements Some statements contained in this presentation are forward-looking in nature. Forward-looking statements include, but are not limited to, statements regarding the Company, its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about the Company’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results; and the proposed Business Combination, including items such as the implied aggregate value, ownership structure and the likelihood and ability of the parties to successfully consummate the Business Combination. You should carefully consider the risks and uncertainties described in the Risk Factors section of Reinvent's prospectus related to its initial public offering, the proxy statement/prospectus on Form S-4 relating to the Business Combination, which is expected to be filed by Reinvent with the Securities and Exchange Commission (the SEC ) and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements contained in this presentation are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company taking into account information currently available.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Reinvent and the Company) or other assumptions that may cause the Company’s actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: the severity and duration of the COVID-19 pandemic; the pandemic’s impact on the U.S. and global economies; federal, state, and local governmental responses to the pandemic; the inability to create, maintain or grow volume and profitability; the inability to obtain relevant regulatory approvals for the operation of the mobility service; the inability to develop or source adequate infrastructure to support the scale of the intended operations; public reluctance in adopting this new form of mobility, or willingness to pay a premium price; inability of the Company to ramp production adequately to support the scale of the intended operations; inability to reduce end-user pricing over time in order to stimulate sufficient demand to drive expected growth; changes in prevailing interest rates; the inability to obtain sufficient capital to meet operational financing requirements or comply with debt agreements; the inability to measure or estimate the fair value of assets and liabilities; the inability to compete in the highly competitive transportation industry; the inability to manage legal and regulatory examinations and enforcement investigations and proceedings, compliance requirements and related costs; the inability to prevent cyber intrusions and mitigate cyber risks; the inability to achieve or maintain initial and supplemental certifications; and the inability to maintain licenses and other regulatory approvals. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Neither Reinvent nor the Company will undertake any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.  An investment in the Company is not an investment in any of our founders’ past investments, companies or funds affiliated with them. The historical results of these investments are not indicative of future performance of the Company, which may differ materially from the performance of the founders.  Statement Regarding Non-GAAP Financial Measures This presentation includes EBITDA, which is a supplemental measure that is not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). As a Non-GAAP financial measure, EBITDA excludes items that are significant in understanding and assessing the Company’s financial results or position. Therefore, this measure should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should beware that the Company’s presentation of this measure may not be comparable to similarly-titled measures used by other companies. Use of Projections This presentation contains financial forecasts for the Company with respect to certain financial results for the Company's fiscal years 2021 through 2026. Neither Reinvent’s nor Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Important Information and Where to Find It Reinvent intends to file materials related to the proposed Business Combination with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent will also file other documents regarding the proposed transaction with the SEC. Investors and security holders of Reinvent and the Company are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Reinvent and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Reinvent can be obtained free of charge by directing a written request to Reinvent at 215 Park Avenue, Floor 11, New York, NY. Participation in Solicitation Reinvent and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Reinvent shareholders in connection with the proposed Business Combination. Information about Reinvent's directors and officers and their ownership of Reinvent's securities is set forth in Reinvent's filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Trademarks Reinvent and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Reinvent or the Company, or an endorsement or sponsorship by or of Reinvent or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Reinvent or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Joby proprietary informationLegal disclaimer Confidentiality and Disclosures  This presentation has been prepared solely for, and is being delivered on a confidential basis to, persons considering investing in Reinvent Technology Partners ( Reinvent ) in connection with a proposed business combination (the Business Combination ) between Reinvent and Joby Aero, Inc. (the Company ). The reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Reinvent and the Company is prohibited.  This presentation is for informational purposes and should under no circumstances be understood as an offer to sell or the solicitation of an offer to buy securities, or the solicitation of any proxy, vote, consent or approval in connection with the proposed Business Combination nor will there be any offer, solicitation, or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No such offering of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult with our own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make a decision. By accepting this presentation, each recipient agrees: (i) that the information included in this presentation is confidential and may constitute material non-public information, (ii) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain, and (iii) to use this presentation for the sole purpose of evaluating the Company, in each case pursuant to the terms of the recipient’s confidentiality obligations regarding such information.  The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Neither Reinvent nor the Company makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation is subject to change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Reinvent and is not intended to form the basis of any investment decision in Reinvent. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of the Company or Reinvent, or their respective affiliates, directors, officers, employees, members, partners, shareholders or agents makes any representation or warranty with respect to the accuracy of such information.  Reinvent and the Company have executed a letter of intent (“LOI”) with respect to the proposed Business Combination. The proposed Business Combination is subject to, among other things, the negotiation and execution of a definitive agreement providing for the Business Combination, the approval of Reinvent's shareholders, the satisfaction of the conditions stated in the LOI and other customary conditions. Accordingly, there can be no assurance that a definitive agreement will be entered into or that the proposed Business Combination will be consummated. Forward-Looking Statements Some statements contained in this presentation are forward-looking in nature. Forward-looking statements include, but are not limited to, statements regarding the Company, its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about the Company’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results; and the proposed Business Combination, including items such as the implied aggregate value, ownership structure and the likelihood and ability of the parties to successfully consummate the Business Combination. You should carefully consider the risks and uncertainties described in the Risk Factors section of Reinvent's prospectus related to its initial public offering, the proxy statement/prospectus on Form S-4 relating to the Business Combination, which is expected to be filed by Reinvent with the Securities and Exchange Commission (the SEC ) and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements contained in this presentation are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company taking into account information currently available.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Reinvent and the Company) or other assumptions that may cause the Company’s actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: the severity and duration of the COVID-19 pandemic; the pandemic’s impact on the U.S. and global economies; federal, state, and local governmental responses to the pandemic; the inability to create, maintain or grow volume and profitability; the inability to obtain relevant regulatory approvals for the operation of the mobility service; the inability to develop or source adequate infrastructure to support the scale of the intended operations; public reluctance in adopting this new form of mobility, or willingness to pay a premium price; inability of the Company to ramp production adequately to support the scale of the intended operations; inability to reduce end-user pricing over time in order to stimulate sufficient demand to drive expected growth; changes in prevailing interest rates; the inability to obtain sufficient capital to meet operational financing requirements or comply with debt agreements; the inability to measure or estimate the fair value of assets and liabilities; the inability to compete in the highly competitive transportation industry; the inability to manage legal and regulatory examinations and enforcement investigations and proceedings, compliance requirements and related costs; the inability to prevent cyber intrusions and mitigate cyber risks; the inability to achieve or maintain initial and supplemental certifications; and the inability to maintain licenses and other regulatory approvals. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Neither Reinvent nor the Company will undertake any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.  An investment in the Company is not an investment in any of our founders’ past investments, companies or funds affiliated with them. The historical results of these investments are not indicative of future performance of the Company, which may differ materially from the performance of the founders.  Statement Regarding Non-GAAP Financial Measures This presentation includes EBITDA, which is a supplemental measure that is not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). As a Non-GAAP financial measure, EBITDA excludes items that are significant in understanding and assessing the Company’s financial results or position. Therefore, this measure should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should beware that the Company’s presentation of this measure may not be comparable to similarly-titled measures used by other companies. Use of Projections This presentation contains financial forecasts for the Company with respect to certain financial results for the Company's fiscal years 2021 through 2026. Neither Reinvent’s nor Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Important Information and Where to Find It Reinvent intends to file materials related to the proposed Business Combination with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent will also file other documents regarding the proposed transaction with the SEC. Investors and security holders of Reinvent and the Company are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Reinvent and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Reinvent can be obtained free of charge by directing a written request to Reinvent at 215 Park Avenue, Floor 11, New York, NY. Participation in Solicitation Reinvent and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Reinvent shareholders in connection with the proposed Business Combination. Information about Reinvent's directors and officers and their ownership of Reinvent's securities is set forth in Reinvent's filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Trademarks Reinvent and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Reinvent or the Company, or an endorsement or sponsorship by or of Reinvent or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Reinvent or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Joby proprietary information

Joby proprietary informationJoby proprietary information

Designed for daily life

1 pilot
4 passengers

Vertical takeoff and landing

Zero operating emissions

150+ mi range (with 30 min VFR reserve)

200 mph top speed

10+ years in development


N542AJ

Joby proprietary information

FAA part 23 Aeroplane Joby S4 – Operating Specifications Single Pilot 4 Passengers Cruise – 175 KIAS Traditional Range – 150+ nm Ceiling – 15,000 ft Day/Night VFR Joby S4 Airplane Non-FIKI Electric Non-Traditional CTOL & VTOL Capable Cirrus SR-22 Airplane Joby proprietary informationFAA part 23 Aeroplane Joby S4 – Operating Specifications Single Pilot 4 Passengers Cruise – 175 KIAS Traditional Range – 150+ nm Ceiling – 15,000 ft Day/Night VFR Joby S4 Airplane Non-FIKI Electric Non-Traditional CTOL & VTOL Capable Cirrus SR-22 Airplane Joby proprietary information

2023 Service demonstration 2021 Production facility online Ongoing flight FAA Type Certification testing 2020 2022 2024 Certification basis Pre-certification Commercial operations service launch Joby proprietary information2023 Service demonstration 2021 Production facility online Ongoing flight FAA Type Certification testing 2020 2022 2024 Certification basis Pre-certification Commercial operations service launch Joby proprietary information

eVTOL Airspace Operations Class A - Someday Class E - Yes Class B Yes Class C Yes Class D Yes Class G - Yes 7eVTOL Airspace Operations Class A - Someday Class E - Yes Class B Yes Class C Yes Class D Yes Class G - Yes 7

U.S. Public Use Airports 5,080 Federal Airport Act of 1946 Contributes to the strongest economy in the world and assures continued U.S. aviation leadership. Joby proprietary informationU.S. Public Use Airports 5,080 Federal Airport Act of 1946 Contributes to the strongest economy in the world and assures continued U.S. aviation leadership. Joby proprietary information

eVTOL Infrastructure 1. 2. H V Existing Infrastructure The Joby S4 was designed to Vertiports utilize existing runways and Similar to heliports but with heliports. stricter noise criteria and electric charging. Joby proprietary information Existing Infrastructure New OpportunitieseVTOL Infrastructure 1. 2. H V Existing Infrastructure The Joby S4 was designed to Vertiports utilize existing runways and Similar to heliports but with heliports. stricter noise criteria and electric charging. Joby proprietary information Existing Infrastructure New Opportunities

eVTOL Infrastructure




Joby

Tesla Supercharger
300 Kw

Joby Charging
Less Than 300 Kw

+100,000,000 Electric Cars in 2020's

Far Fewer eAircraft in 2020's

Joby proprietary information

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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